Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

During the last 12 months a number of investments made in recent years started to pay off. This includes the incredible array of assets we assembled by sponsoring both the recapitalization of Babcock & Brown and General Growth Properties in 2009 and 2010, respectively. In addition, all of our operations were very active during 2012 with both new acquisitions and add-on investments. New asset additions include 23 renewable power facilities, more than 3,200 kilometres of toll roads in South America, a gas utility business in the UK, office properties in Australia and the city of London, and a district energy business in Canada.

The fiscal issues in the U.S. and Europe dominated the financial news during most of the year, but this did not stop the recovery of underlying business fundamentals in most of our operations, which we expect to continue to improve their performance in the current year.

The total return for each Brookfield share was $5.39 in 2012, a 12.4% return on our calculated intrinsic value of the business, in line with our long-term goals. There are two components to this performance: $1.4 billion ($1.94 per share) of funds from operations amounting to approximately a 5% return from cash generated; and a further $2.2 billion ($3.45 per share) or approximately 8% from the overall increase in the value of the equity of the company. Values of real assets generally increased across the board, with a substantial increase in our private equity investments in the housing industry, offset in part by investments impacted by the low natural gas prices.

We advanced our brand internationally by adding many new global clients, and we are honoured to have their support. In aggregate, we raised $5 billion of private fund capital and increased the permanent capital base of our listed issuers by a further $5 billion. With the public listing of our property group imminent, the size and scope of our listed issuers are poised to grow significantly. This family of flagship listed issuers, Brookfield Infrastructure Partners, Brookfield Renewable Energy Partners, and the soon to be listed Brookfield Property
Partners, in conjunction with our private funds, should allow us to continue to grow each of these businesses globally with access to a broad array of capital sources.

Market Environment

Global equity markets were largely up in 2012, led by the strong performance of the S&P 500. Markets were buoyed by a combination of the aggressive reflationary policies of the world’s central banks, the perceived lower risk of significant systemic events, and the continuation of positive economic performance from both the U.S. and China.

In the U.S., both banks and the capital markets are making credit more freely available to businesses and consumers and this has resulted in positive recoveries in the housing and auto sectors, and consequently, among other things, rising employment levels. In addition, the U.S. banking system is healthy and household formation is finally on the rise. With growing investments in housing, energy-related industries and manufacturing, the U.S. economy has the potential to surprise on the upside as the year progresses. Of course, the ongoing U.S. fiscal debate and political issues represent a risk to this view, but we expect common sense to prevail.

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In Europe, the banking system is still contracting, with both the amount and availability of credit shrinking. The economy will not start to grow until this trend is reversed. We expect, however, to find attractive investment opportunities in Europe as we assist corporations in recapitalizing their operations.

China has almost finished its once-in-a-decade leadership change, and is poised to continue its gradual transition into an economy that is less dependent on investment-led growth. Retail sales have grown in a strong and steady fashion and China’s positive trade balance has been maintained, despite the challenges with the economies of some of its major trading partners. Our expectation is that China will meet the economic objectives disclosed in its recently released five year plan. This is a positive development for all of our Australasian and South American investments.

Our View of the Investment Landscape

There are three long-term trends that will drive our future results. First, we believe global institutional investors will continue to allocate more of their funds to Real Assets. This bodes well for the continuing growth of our assets under management. Second, interest rates are unlikely to go much lower. While we cannot predict timing, interest rates will eventually rise. As a result, we are avoiding long-term fixed income investments and locking in as much long-term financing as we can. Third, we believe that equity markets look cheap compared to most alternatives, in particular when compared to fixed income markets, with many global companies in excellent shape and multiples low.

With the fear of market collapse dissipating, we believe that capital will also start to rotate from bonds back into equities. The opposite has occurred for the past five years. This, in conjunction with the global recession, caused the S&P to generate compound returns of approximately 2% in the last five years versus 7% from bonds. The net impact has been that many investors have given up on equities, resulting in an allocation to the sector that is now at historic lows.

We believe that markets usually revert to the mean. Therefore, we are positive on the current valuations in the equity markets. In addition, increasing investor allocations to equities should provide upward strength to share prices for the foreseeable future.

In addition, the global reflationary policies represent much more to us than just a macro-economic policy initiative. They represent a compelling opportunity with many sovereign interest rates actually negative on a “real,” or “net of inflation” basis. The opportunity presented is to capitalize on this by locking in long-term, low-cost capital on assets whose revenues are expected to grow substantially. In this regard, during 2012, our various businesses issued approximately $12 billion of long-term fixed rate financing with an average term of nine years at an average coupon interest rate of 4.75%.

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Investment Performance

Our share price increased 35% in 2012. More relevant is that at year end, the compound annual performance for our shares over both 10 and 20 years was approximately 20%. This compared well with most other investment alternatives during these periods.

Investment Performance	Brookfield NYSE	Brookfield Intrinsic Value	S&P 500	10 Year Treasuries
1	35%	12%	16%	4%
3	20%	12%	11%	9%
5	3%	n/a	2%	7%
10	22%	n/a	7%	6%
20	19%	n/a	8%	6%

More important than stock market performance was the increase in our estimate of the intrinsic value of our business, which rose to $44.93 at year end from $40.99 at the start of the year. In conjunction with dividends received by you during the year, the total return for a shareholder was 12.4%.

This point is particularly relevant as Brookfield is managed to generate long-term wealth, and tax-efficient compounding, versus being a short-term stock market investment. As a result, our shares sometimes trade at less than intrinsic value. The negative part of this is that should you wish to monetize your investment, there will be times that you may not realize its intrinsic value. More important though is that when you buy or own a share you usually have more value compounding for you.

In addition to Brookfield’s strong overall performance, the results in virtually all of our listed issuers, and our private and listed securities funds managed by us were also excellent during 2012, most exceeding relevant benchmarks by wide margins.

2012 Returns	Flagship Listed Entities	Private Funds	Listed Securities Funds
Infrastructure	33%	17%	19%
Renewable Energy	14%	n/a	n/a
Property	n/a	18%	33%
Private Equity	n/a	19%	n/a
Timber	n/a	7%	n/a

Our flagship listed entities performed well, with Brookfield Infrastructure generating a 33% return for shareholders and Brookfield Renewable Energy generating 14%. Both entities increased their cash distributions and have achieved three year returns of 28%, results that set these entities up well when they seek access to capital in order to grow their operations.

Funding Strategy

We have virtually completed the establishment of our family of flagship operating platforms, which will run our global businesses in the future. This approach features a flagship publicly listed issuer and a major private fund in each of our property, power and infrastructure platforms. Our private equity business is not as well suited to the public markets and consequently is funded only with private capital.

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In building our business, we have taken great pains to ensure alignment of interest between Brookfield and all of our investment partners and clients, including investing very significant amounts of our own capital alongside them. We have also carefully designed these entities to ensure there are no conflicts between public and private investors.

During the year, we raised $3.6 billion of capital for our private funds from institutional and high net worth investors. We also increased the equity base of our listed issuers by a further
$5 billion and deployed $7 billion of capital in investments. We continue to have $9 billion of investable capital, are currently marketing six new funds and expect to raise over $5 billion of additional capital from institutional clients in the next 24 months.

We expect that over the next 10 years, most institutions will increase their allocations of real assets to between 25% and 40%.  We believe the impact of this trend will be similar to what took place decades ago, when institutions shifted from bonds to common stocks and valuations on equities soared. While there is some risk that returns will be driven down by these major capital flows, it is important to note that there is a confluence of events occurring. That is, the supply of assets available for investment is also likely to grow dramatically, as governments undertake the deleveraging that must occur to get their fiscal books in order.

As institutions continue to increase allocations to real assets, we believe we are one of a few global asset managers who have the depth of experience, capital and operational capabilities to participate meaningfully in this transformation.

Investment Process

Our goal is to generate consistent long-term investment returns for our clients. To meet that objective, our approach to investing attempts to focus on utilizing our strengths as a company in order to ensure we have a competitive advantage when investing capital. We believe these competitive advantages to consist of (i) size and access to capital, (ii) our extensive global operating platforms and people, and (iii) our longer-term investment horizon and disciplined approach to investing developed over the years. In particular, we believe this investment process allows us to be successful owners and operators of real assets despite the fact that the company has grown substantially over the past 20 years.

Our investment process relies on a team approach that brings together the skills of our investment professionals and our operating teams in developing investment opportunities, executing transactions and running the businesses we acquire. We believe that we enjoy a competitive advantage as asset managers, due in part to the depth of our operating teams, many of whom have worked together for decades. These teams are in turn overseen by our investment professionals, who can draw on their expertise in capital markets and years of experience in each of these businesses.

Over the past few years, this approach to investing was put to work in various distressed real estate and infrastructure investments, and more recently in Europe, where our initial thesis was that companies would need to dispose of assets to recapitalize their balance sheets. We moved senior executives to Europe, where they indentified owners and operators and worked hard at building relationships.  These relationships resulted in a series of negotiated transactions, most of which featured European companies re-focusing on their home market by selling us their assets in other markets.

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Our recent investments also highlight the fact that we attempt to be contrarian in our approach to investing, which means we often find ourselves acquiring businesses during periods of economic distress. Our belief is that our value-based investment approach allows us to purchase assets at a discount to their replacement cost, building a margin of safety into our acquisitions, while our operating expertise gives us the ability to underwrite decisions when assets and capital structures are more fluid than many organizations are able to work with.

International Financial Reporting Standards (“IFRS”)

We report under IFRS as we are a Canadian Corporation and this accounting framework is mandated in Canada. The main difference of IFRS reporting to U.S. GAAP is that a number of asset classes are carried at fair value under IFRS, as opposed to historical depreciated cost. IFRS is the reporting framework for most developed economies and is the standard in virtually every country where we operate, other than the United States.

We also use fair values to report to the investors in our Funds, both under IFRS and under U.S. GAAP for investment funds which permits fair value accounting. These principles are also widely utilized by asset managers and therefore clients, auditors and management teams are well versed in applying and interpreting them. As a result, IFRS accounting is very suitable for a global business of our type and, in particular, for reporting on the performance of the asset classes in which we invest.

IFRS also provides a solid foundation for the performance metric used by a number of the larger public U.S. asset managers and investment analysts, which they refer to as Economic Net Income (ENI). This metric is comparable to what we refer to as Total Return. Total Return for us means the operating cash flow generated within our businesses together with changes in their intrinsic value.

Under IFRS, we carry at fair value virtually all of our commercial office and retail properties, renewable power facilities, most of our timber operations and many of the assets within our infrastructure operations. Financial assets are mostly carried at fair value, similar to U.S. GAAP.  Changes in the values are determined at least annually and reported as gains or losses in our financial statements. We believe this is valuable information that would not otherwise be available to investors under U.S. GAAP, and it forms a major component of Total Return.

There are certain assets that are not carried at fair value under IFRS and accordingly we provide a management estimate of the amount that should be added to our common equity in order to provide a consistent and complete assessment of the changes in the value of our shares. These include assets such as regulatory rate bases and concessions within our infrastructure business and residential development land.

In order to complete the picture, we also provide a mechanical estimate of the franchise value of our asset management activities. We make these adjustments so that you have our most realistic assessment of what the values could be. We attempt to provide all of this information in a format so that you can make your own decision about whether to add some or all of these amounts to your assessment of the value of the company.

Accordingly, we think IFRS is a valuable reporting framework because it allows us to anchor two of our key performance metrics, Total Return and Intrinsic Value, to our audited financial statements. As noted above, Total Return is comprised of Funds from Operations and Valuation Gains. Funds from Operations is reconciled to our Net Income, and Total Return (prior to changes in management estimates for assets not carried at fair value and franchise value) is reconciled to Comprehensive Income.

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We describe how valuations are determined in more detail within the notes to our consolidated financial statements and our MD&A.  In summary, however, IFRS values are intended to be the value at which a buyer will purchase an asset in the absence of any undue influence such as financial pressure.  In the case of physical assets, fair value is typically based on projected future cash flows using a discounted cash flow analysis; financial assets are valued based on quoted market prices or, if unavailable, by benchmarking to similar assets or using fundamental analysis.

We prepare most of the analysis internally, however we also receive external appraisals for roughly one-third of our assets each year.  Furthermore, because many of our assets are held through our funds, or because we require appraisals for financing purposes, frequently a larger portion of our assets are appraised externally.

An important concept to note is that while a number of assets that we fair value are held through a public company, we carry our interest in the public company (in the case of an equity accounting investment such as General Growth Properties) or the underlying assets (in the case of a consolidated entity such as Brookfield Infrastructure Partners) based on our proportionate interest in the fundamental underlying value of the assets.  In many cases, the stock market value may differ from the fundamental value, and can be higher or lower.

For example at year end this year, our investments that we own through Brookfield Infrastructure Partners are marked at values based on IFRS that are quite a bit lower than the stock price of Brookfield Infrastructure Partners that we own. On the other hand, our office assets held through Brookfield Office Properties are marked at a price slightly higher than the current trading price. Of course, we pay attention to stock market prices for our businesses, but they are not necessarily relevant for our accounting.

Our view of IFRS after applying it for a number of years is that it does provide our shareholders with a useful snapshot of the values of the company. In conjunction with IFRS, we try to provide you with as much detail as possible so that you can assess these values yourself and therefore make informed decisions.  No accounting regime is perfect, but we believe IFRS is helpful in our efforts to describe the business to you.

Brookfield Property Partners (“BPY”)

We hope to complete the distribution of BPY units to you shortly. We encourage you to read all of the materials on BPY so that you can make an informed decision before you decide to hold or sell your units. There is a prospectus filed with the securities regulators in Canada and the U.S., and supplemental materials on our website, so you can further your knowledge of what we are doing.

In the simplest terms, BPY is a spin-off to you of a direct interest in our property operations, which we have benefited significantly from over the past 20 years. This business has generated an annual compound ±15% return since 1989, and while we cannot promise it, we see no reason why returns should not be similar.

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Our property business today is large, but highly focused on using our competitive advantages of scale and operating expertise to opportunistically acquire and surface value from high quality real estate on a global basis. We intend to use these advantages to make BPY one of the best property investments in the capital markets, and once we are cleared by the securities commissions, we will complete the distribution of units to you.

Operating Reports

Property Group

Our property operations remain our largest operation and generated $1.25 billion of cash flow. Total assets under management increased to $103 billion, and we are currently investing capital through Brookfield Property Partners and our private institutional Opportunity Fund.

We acquired Thakral Holdings, a $1 billion Australian property company, and purchased 80% of an 18 million square foot industrial portfolio in the southern U.S. and Mexico with a $900 million enterprise value, along with various other smaller transactions. We collected most of the loans in the New Zealand portfolio which we bought in 2011 from a European financial institution, earning exceptional returns. We acquired an office portfolio in the city of London, increased our interest in a number of retail malls and sold numerous non-core office, industrial and retail properties.

We completed the new Brookfield Place – Perth office tower which houses BHP and is now an iconic complex in this rapidly growing Australian city. In Toronto, we leased 420,000 square feet at Bay Adelaide East to Deloitte and started construction on this tower. We also completed the makeover of First Canadian Place which was well received by tenants and retailers.

Leasing activity in office markets in the U.S. has become much stronger over the past six months which bodes well for the progress we plan to make on leasing in 2013 and 2014. We leased a total of 7 million square feet; at rental rates 35% higher than what was formerly in place.

Retail sales in the U.S. have been strong, and as a result, GGP’s performance was strong, and expected to continue to outperform, driven by solid tenant leasing demand and tenant sales. During the year we acquired 11 Sears stores in our malls, and are now transforming a number of these spaces into more traditional mall interiors, filled with in-line retailers. In this regard, the redevelopment of the Sears store at our Ala Moana Mall in Hawaii will be an exceptional addition to one of the best retail centres in the world.

From an investment perspective, we acquired 18 million additional GGP warrants, GGP repurchased 52 million warrants, and we settled the issues we had with a co-shareholder in a positive manner for all parties. As a result of all of this, we now own 43% of GGP in our investment group.

Infrastructure Group

Organic growth and acquisitions combined to increase the scale and performance of our infrastructure business. Cash flow from operations increased to $680 million, an increase of 24% over last year. Total infrastructure assets under management increased to $27 billion and we are currently investing capital through Brookfield Infrastructure Partners and our private institutional fund.

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We completed four major transactions in 2012, including the acquisition of the other half of our Santiago toll road; 50% of the controlling stake in 3,200 kilometres of toll roads in Brazil; a gas utility business in the UK, which we merged with a similar company we owned; and acquired the Toronto city district energy company. The Toronto energy business provides heating and cooling to major property complexes, and we believe we can generate attractive returns given our related property operations.

We sold half of our 50% investment in our western Canadian timberlands and are considering a number of alternatives for our timber assets, which could include further institutional ownership or listing in the public market.

Brookfield Infrastructure was established as an investment-grade debt issuer, and completed an inaugural issuance of C$400 million of bonds at a U.S. swapped coupon for five years of 2.7%.

We also completed our $600 million Australian rail construction project to expand the rail network to carry iron ore. This project is supported by take-or-pay contracts which will contribute meaningfully to increased cash flows in 2013.

Power Group

The financial performance of our power group was weak as a result of extremely low water levels and electricity prices that reflected low natural gas prices during the year. Generation totalled 15,821 gigawatt hours, which was 13% below plan. However, total assets under management increased to $19 billion as we are capitalizing on this low price environment to expand the portfolio. We are currently investing capital through Brookfield Renewable Energy Partners and a private institutional fund.

We own one of the world’s largest renewable power operations, and our ability to undertake large time-consuming transactions makes us a preferred partner for industrial companies and utilities that seek to sell their power assets. We committed to invest $2 billion in new acquisitions in 2012, adding 1,000 megawatts of power to our operations. This included two major acquisitions: 378 megawatts of plants from Alcoa and 351 megawatts from NextEra.

The Alcoa transaction included four facilities in the southeastern U.S. which formerly powered aluminum smelters. The NextEra transaction, when completed, will include
19 facilities in Maine on rivers where we already operate, and came about because this highly-rated large utility was refocusing on their core business. We believe both acquisitions will be strong performers over the longer term and they increased our total installed capacity of renewable energy to more than 5,000 megawatts.

During the year we continued construction on three new hydro projects in Canada and Brazil, and acquired a number of smaller facilities.

Brookfield Renewable has flourished since it was established in 2011 as a listed company and the stock price increased 27% since then. We are currently working on a dual listing of this business on the NYSE, and expect to complete this in the first quarter of 2013.

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Private Equity Group

Our private equity group had a good year. We closed the Brookfield Capital Partners Fund III, realized on a number of investments and saw meaningful increases in value of investments made in industries related to the housing sector over the past five years. Total private equity assets under management increased to $26 billion, and we are currently investing through Capital Partners Fund III and from our own balance sheet when additional capital is required.

Norbord and Ainsworth, which sell oriented strand board (OSB) to homebuilders, endured five difficult years, during which time we invested a substantial amount of capital in their franchises. With recovering housing fundamentals, the share prices of both companies have more or less tripled, with OSB prices having more than doubled from approximately $160 per board foot to over $350.

Brookfield Residential's share price more than doubled from $8 to $18 at year end, and is over $20 today. Investor interest in the housing sector enabled us to complete a primary equity offering and bond offering. Net proceeds of this capital raising totalled more than $800 million, enabling us to complete the recapitalization of Brookfield Residential, and allowing them to acquire new tracts of land in California and Alberta.

We sold our U.S. residential brokerage operations to Berkshire Hathaway for cash and a one-third ownership interest in the combined business which is now branded under the name Berkshire Hathaway HomeServices. We believe they will do very well with this business and therefore we will benefit accordingly on our remaining investment.

Strategy and Goals

Our strategy is to provide world-class alternative asset management services on a global basis, focused on real assets such as property, renewable power, infrastructure, and private equity investments. Our business model utilizes our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our established operating platforms to achieve reliable attractive long-term total returns for the benefit of our shareholders and clients.

Our primary long-term goal is to achieve 12% to 15% compound annual returns in the underlying value of our business measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

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Offering a focused group of Funds on a global basis to our investment partners; while utilizing our balance sheet capital to invest beside our partners, and to support our Funds in undertaking transactions they could not otherwise contemplate without our assistance.

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Focusing the majority of our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures with some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time.

•	Utilizing our operating experience, global platform, scale and extended investment horizons to enhance returns over the long term.

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Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a proportionately larger contribution to the bottom line.

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Actively managing our capital. Our strategy of operating our businesses as separate units provides us with opportunities from time to time to enhance value by buying or selling parts of a business if the capital markets enable access to capital at attractive terms. As a result, in addition to the underlying value created in the business, this strategy allows us to earn extra returns over that which would otherwise be earned on the assets we own.

In the short term, our goals include substantial fund raising for our private funds, listing Brookfield Renewable Energy Partners on the NYSE, the spin-off of Brookfield Property Partners, and surfacing value from our timber assets and numerous businesses related to the housing sector.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

February 15, 2013

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